P.E. 1/31/02

Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

WOLSELEY PLC

(Translation of registrant's name into English)

P. O. Box 18, Vines Lane
Droitwich Spa, Worcestershire WR9 8ND, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 _____

The following documents are filed herewith:

INDEX

DOCUMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

By: ______________________
David A. Branson
Group Company Secretary

Date: January 31, 2002

Exhibit 1.1

WOLSELEY PLC - SUBSTANTIAL SHAREHOLDINGS

14 January 2002

Wolseley plc hereby notifies that on 14 January 2002 it received notification from Legal & General Investment Management Limited that Legal & General's interest in Wolseley plc ordinary 24p shares stood at 3.00% (17,329,066 shares), identified as follows:

No. of shares	Nominee Name
50,000	HSBC Global Custody Nominee (UK) Ltd A/c 775229
1,663,217	HSBC Global Custody Nominee (UK) Ltd A/c 886603
2,641,500	HSBC Global Custody Nominee (UK) Ltd A/c 775245
100,000	HSBC Global Custody Nominee (UK) Ltd A/c 754612
541,390	HSBC Global Custody Nominee (UK) Ltd A/c 252605
343,813	HSBC Global Custody Nominee (UK) Ltd A/c 360509
11,814,684	HSBC Global Custody Nominee (UK) Ltd A/c 357206
41,310	HSBC Global Custody Nominee (UK) Ltd A/c 866197
88,652	HSBC Global Custody Nominee (UK) Ltd A/c 130007
44,500	HSBC Global Custody Nominee (UK) Ltd A/c 904332

For and on behalf of Wolseley plc

Edward Parker
Assistant Company Secretary

Exhibit 1.2

NEWS RELEASE
21 January 2002

Wolseley plc
Pre Close Period Trading Update

Following the events of 11 September we issued a comprehensive trading update statement on 13 December 2001, the day prior to the company's Annual General Meeting ("AGM"). In accordance with our usual practice, we are issuing today a pre half year end update on the current trading of the group and the business outlook. There will be a conference call for analysts this morning, further details of which are set out below, to provide an opportunity to ask questions about the pre close period trading update.

Taking into account trading over the additional five weeks since the AGM, there has been no significant change to the group's overall trading position or the outlook as stated in the 13 December statement.

For the five months ended 31 December 2001 group sales are up over 13% (including acquisitions) on the corresponding period in the previous year. After excluding the effect of the remaining manufacturing activities disposed of in February 2001, the increase in the group's sales is over 15%.

No further acquisitions have been completed since the statement on 13 December. Good cash flow generation for the month of December has resulted in a further reduction in net borrowings. At 31 December 2001, net borrowings were £625 million, giving gearing of approximately 40%.

The group's interim results for the six months ending 31 January 2002 will be announced on Tuesday 19 March 2002.

ENQUIRIES:

Wolseley plc
Tel: 01905 777200

Steve Webster - Group Finance Director
Jacqueline Sinclair-Brown - Director of Corporate Communications (mob: 07889 433872)

Brunswick Group Ltd
Tel: 020 74-4 5959

Andrew Fenwick
Sophie Fitton

Steve Webster, the Group Finance Director, will host a brief conference call for analysts at 0930 hrs (GMT):
Dial in: +44 (0) 20 8240 8242
Password: Wolseley

NB: By dialing this number, you will be requesting participation in any discussions of the matters referred to in the analysts' presentation and of any other matters raised at the presentation (including matters raised in questions or referred to in the answers to questions).

There will be playback available after 11.00 hrs (GMT) for 48hrs:
Dial in: +44 (0) 20 8288 4459
Pin No. 645 352